Exhibit 21.1

List of Subsidiaries

•Paylocity Corporation, an Illinois corporation
•Benefit Administration Technologies, Inc., a Delaware corporation
•VidGrid Inc., a Delaware corporation
•Samepage Labs Inc., a Delaware corporation
•Paylocity s.r.o., a Czech Republic company
•Blue Marble Payroll, LLC, an Illinois limited liability company
•Cloudsnap, Inc., a Delaware corporation
•TraceHQ.com, Inc., a Delaware corporation